December 29, 2010

VIA EDGAR AND FEDERAL EXPRESS

Jeff Jaramillo

Division of Corporation Finance

Accounting Branch Chief

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kopin Corporation
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed March 8, 2010
File No. 000-19882

Dear Mr. Jaramillo,

This letter is in response to comments received in the letter dated December 17, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Richard A. Sneider, Chief Financial Officer of Kopin Corporation (“we”, “our” or the “Company”). We have reviewed the Letter and our response is set forth below.

For ease of reference the comment contained in the Letter is printed below in italics and is followed by our response.

1. We note your disclosure that there “no significant changes were made to our internal controls during our fourth fiscal quarter.” Item 308(c) of the Regulation S-K requires you to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response whether they were any changes required to be disclosed by Item 308(c) of Regulation S-K for the fiscal quarter ended December 26, 2009. In addition, please also revise future filings to disclose any changes that meet the requirements of Item 308(c) of Regulation S-K.

Response:

As requested by the Staff, we confirm that there were no changes required to be disclosed by Item 308(c) of Regulation S-K for the fiscal quarter ended December 26, 2009. Assuming no changes have occurred, we will provide disclosure in future filings as follows:

“During our last fiscal quarter, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

2. We noted that you recorded $6.3 million of income from the sale of patent license fees in fiscal 2009. Please revise your disclosures in future filings to include greater detail about the material terms of the patent sale agreements whereby you sold the patents and recognized income based on sublicensing of those patents. Please also discuss the cost basis and expenses underlying the transaction, how the gross or net amount of the income was calculated and why the presentation of the item as a component of non-operating income was appropriate. Finally, provide us with a draft of the changes you plan to make to your future disclosures in response to our comment.

Response:

In our 2009 Annual Report’s Management’s Discussion and Analysis of Financial Condition and Results of Operations under the Other Income and Expense section and in Note 3 to the Consolidated Financial Statements we stated the following to describe the $6.3 million of Gain on sale of Patents shown in Other income and expense in our 2009 Consolidated Statement of Operations:

In fiscal year 2008 we entered into an agreement wherein we agreed to sell certain patents we were no longer using to a party which would attempt to sub-license the patents. Under the terms of the agreement the amount we would receive for the sale of the patents was a percentage of any license fees, after expenses, from the sublicense. In 2009 we recorded $6.3 million of license fees from the sale of these patents. We do not expect to receive any material additional amounts from the sales of these patents.

As noted in our disclosure, we sold certain patents which we were no longer using to a third party (the “Buyer”). Beyond the standard terms (governing law, confidentiality, notices, etc…), the key terms of the agreement to sell the patents (the “sales agreement”) were as follows:

•	The initial consideration Kopin received was $1. We were not guaranteed to receive any additional consideration.

•

The Company would receive additional consideration consisting of a percentage of any net proceeds that the Buyer received for sublicensing the patents or any legal settlement received from companies that were infringing in the patents. Under the sales agreement the Buyer was allowed to reduce any proceeds received by the costs incurred, primarily legal costs, to arrange for sublicensing or prosecute any patent infringements.

•	The Company warranted that it owned the patents and had not licensed them to any other third parties.

•	After two years and if the Buyer had not generated any additional consideration the Company had the option to buy the patents back for the initial consideration.

Recognition

In determining whether recognition of income upon the consummation of the sales agreement was appropriate, we evaluated the terms and conditions. Specifically, Kopin had no obligation to perform any services or provide any additional support to the Buyer under the sales agreement after the transaction was completed. Additionally, the cash received by Kopin in the amount of $6.3 million in 2009 was non-refundable, except if we violated the warranties described in the third bullet point above. Any rights maintained by Kopin in connection with the sales agreement were protective in nature. Our conclusion to recognize the income from the sale of patents on a cash basis was based on collective terms of the sales agreement.

The technology covered by the patents sold was internally developed many years earlier and the costs incurred to develop the technology had been expensed as research and development. The technology was never used in a product that generated any economic benefit to Kopin. The accumulated costs for patent maintenance had been expensed in prior periods. Accordingly, upon consummation of the sales agreement, the carrying value of the patents was $0 and the gain on the sale of patents as presented in our 2009 Consolidated Statement of Operations represents the cash received during 2009.

Presentation

In item 1 Business of our Part 1 of our Form 10-K we describe our business as follows:

We were incorporated in Delaware in 1984 and are a leading developer and manufacturer of III-V products and miniature flat panel displays. We use our proprietary semiconductor material technology to design, manufacture and market our products.

Our revenues are generated from the sale of semiconductor products or the performance of research and development contracts, primarily for the U.S. Department of Defense. While we have previously licensed technology upon the establishment of joint ventures, we have not historically engaged in the sale or licensing of patents to unaffiliated third parties. As noted above, the technology subject to the patents was never used in a commercial product or arrangement. These patents were effectively idle assets, not assets used in operations, for which no commercial application had been developed by Kopin. Accordingly we did not consider the gain on the sale to be income for our normal operations and concluded that presentation as other income below income from operations was more appropriate.

In future filings we plan to include the following revised disclosure:

In fiscal year 2008 we entered into an agreement to sell certain patents which we were not using and that had a carrying value of $0 to a buyer who would attempt to sublicense the patents. The total consideration the Company would receive for the sale of the patents would be a percentage of any sublicense fees, after expenses, the buyer received. In 2009 we recorded $6.3 million of income which represented the Company’s share of sublicense fees income. We do not expect to receive any material additional amounts from the sales of these patents. However, we do continue to evaluate the patents in our portfolio for opportunities to moneterize these assets.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. If you have any further questions, please contact the undersigned at 508.824.6696.

Very truly yours,

/s/ Richard A. Sneider
Richard A. Sneider
Chief Financial Officer

Cc:	Kevin Kuhar, U.S. Securities and Exchange Commission
John, J. Concannon, Bingham McCutchen LLP